EXHIBIT 3.221

AGREEMENT

(M&B COAL COMPANY)

THIS IS AN AGREEMENT (“Agreement”) made as of August 1, 1977 by and between WYOMAC COAL COMPANY, INC., a West Virginia corporation (“Wyomac”), and TOWN CREEK COAL CO., a West Virginia corporation (“Town Creek”). (Wyomac and Town Creek are sometimes referred to collectively as the “Partners” or individually as a “Partner”).

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INTENDING TO BE LEGALLY BOUND hereby, the Partners agree as follows:

1.	Formation, Name and Purpose of Partnership. The Partners hereby associate themselves together to form a partnership (the “Partnership”) under and subject to the Uniform Partnership Act of the State of West Virginia and in accordance with the provisions of this Agreement. The name of the Partnership shall be M&B Coal Company (“M&B”). M&B’s principal place of business shall be at Premier, West Virginia. M&B’s purpose shall be to engage in the business of mining (by deep, strip and auger mining methods), preparing and selling coal (and all activities incidental and reasonably related thereto) to be leased to M&B by Berwind Land Company under the Agreement of Lease (“Lease”) already executed by Berwind Land Company, a copy of which is attached hereto as Exhibit A. Both Partners shall execute the Lease immediately upon execution of this Agreement.

2.	Management of Partnership. Each Partner shall have an equal voice in the management of M&B’s business, and to facilitate the orderly conduct of such business, the following is hereby agreed:

(a)	Each Partner shall appoint one or more representatives to serve on the Partnership’s Policy Committee which shall have as its function the general overall establishment of policies and procedures to be followed by M&B in its operations including, but not limited to, its capitalization and other financing, incurring of debt, approval of budgets, leasing of additional coal and general overall long and short range planning necessary or desirable to accomplish M&B’s objectives and purposes. Irrespective of the number of representatives either Partner may choose to have on the Policy Committee, each Partner shall have only one vote on any matter placed before the Committee. The Policy Committee’s decisions shall be determined by mutual consent of the Partners. The Policy Committee shall meet monthly unless otherwise agreed.

(b)	Within the limits and subject to the policies and procedures determined from time-to-time by the Policy Committee:

(i)	the day-to-day operations of the Partnership’s business shall be supervised and carried on by Wyomac pursuant to the terms and conditions set forth in the Management Agreement (“Management Agreement”) already executed by Wyomac, a copy of which is attached hereto as Exhibit B. Both Partners shall execute the Management Agreement immediately upon execution of this Agreement; and,

(ii)	the coal mined under the Lease shall be prepared and sold by A. T. Massey Coal Company, Inc., acting as agent for the Partnership and pursuant to the terms and conditions set forth in the Coal Preparation and Sales Agreement already executed by A. T. Massey Coal Company, Inc., a copy of which is attached hereto as Exhibit C. Both Partners shall execute that Agreement immediately upon execution of this Agreement.

3.	Finances

(a)	Capital. M&B’s initial capital (including working capital) requirements are estimated at $2,305,000, of which 50% shall be contributed by Wyomac and 50% by Town Creek in the forms and at the times decided upon by the Policy Committee. Any additional capital requirements shall be supplied by the Partners only at such times and in such amounts as determined by the Policy Committee. No interest shall be paid upon capital contributions. Neither Partner shall be entitled to the return of any capital contribution except by operation of law or as directed by the Policy Committee.

(b)	Income Distributions. The net income (or losses) of the Partnership shall be allocated to the Partners on a 50/50 basis, and, to the extent that funds are available, the net income shall be distributed on a current basis unless the Policy Committee decides otherwise; provided, however, that no net income earned during the first six months of the Partnership shall be distributed until after the expiration of such period.

(c)	Books and Records. The Partnership shall maintain its books and records at its principal place of business, and representatives of either Partner shall have the right to examine, inspect and copy such books at all reasonable times. The books shall be closed and balanced at the end of each calendar year and an examination and audit by a Certified Public Accountant shall be made as of the closing date. The Certified Public Accountant’s audit report shall be sent to each Partner.

(d)	Banking. All funds of the Partnership shall be deposited in its name in such checking account or accounts as shall be designated by the Policy Committee, all withdrawals therefrom to be made upon checks signed as determined by the Policy Committee.

4.	Termination of Partnership. The Partnership shall be terminated, dissolved and liquidated as of August 1, 2007 or upon the earlier happening of any of the following:

(a)	Termination of the Lease;

(b)	Operation of law or decree of court;

(c)	Mutual consent of the Partners;

(d)	Filing of a petition in voluntary bankruptcy or the adjudication of bankruptcy by or of either Partner.

5.	Communications. All notices, statements and other communications hereunder shall be in writing and mailed first-class registered mail, return receipt requested, or hand delivered to the addressee as follows:

To Town Creek:

c/o	David T. Stemple
1150 One Valley Square
Charleston, West Virginia 25301

To Wyomac:

c/o	James L. Joyce
Premier, West Virginia 24878

6.	Wyomac’s Other Activities. Town Creek recognizes that Wyomac is engaged in the operation and management of coal properties generally, and Town Creek has no objection to Wyomac entering into other partnerships with third parties in connection with those activities; provided, however, that Wyomac hereby agrees to indemnify M&B and Town Creek, and to hold M&B and Town Creek harmless from any and all obligations or liabilities, financial or other, which may be asserted against or imposed upon M&B or Town Creek resulting from or caused by such Wyomac partnerships or any other relationships which Wyomac may have with third parties.

7.	Miscellaneous. This Agreement:

(a)	May not be amended without the written and mutual consent of the Partners;

(b)	Shall be governed by and construed in accordance with the laws of the State of West Virginia;

(c)	Is executed in two counterparts, each of which shall be deemed a duplicate original;

(d)	Shall bind and inure to the benefit of the successors and assigns of the parties; and,

(e)	Supersedes all prior Agreements between the parties relating to the subject matter contained herein.

EXECUTED as of the date set forth above.

WYOMAC COAL COMPANY, INC.

By:	/s/ James L. Joyce
President

TOWN CREEK COAL CO.

By:	/s/ R.D. Rivers
Vice President